UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Yes ☐   No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information — Approval of dividend distribution.

Central Puerto S.A.

Announcement of Approval of Dividend Distribution

At the Annual Ordinary Shareholders’ Meeting of Central Puerto S.A. (hereinafter, the “Company”) held on April 27, 2018 at the Company’s headquarters (hereinafter, the “Meeting”) it was decided, among other issues, to approve the distribution of cash dividends equivalent to 0.70 Argentine Pesos per common share.

It is hereby informed that the record date in connection with the dividend approved at the Meeting will be May 8, 2018.

___________________________

Fernando Bonnet

Chief Financial Officer

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 27, 2018	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact